VIA EDGAR

June 24, 2014

Anne Nguyen Parker, Branch Chief
Parhaum J. Hamidi, Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Northern Tier Energy LP
Form 10-K for the fiscal year ended December 31, 2013
Filed on February 27, 2014
File No. 001-35612

Dear Ms. Parker and Mr. Hamidi:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received by letter dated June 13, 2014, relating to the above referenced filing (the “Form 10-K”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response.

Form 10-K for the fiscal year ended December 31, 2013

Executive Compensation, page 115

Long-Term Equity-Based Incentives, page 117

1.
We note your discussion of your long-term equity-based incentive plan in which you state on page 118 that “the 2013 Financial Condition was exceeded slightly and the number of units will be adjusted to reflect 115% of target levels.” Please expand your discussion to disclose your actual amount of cash available for distribution in 2013. Also, please revise your summary compensation table on page 120 to reflect the performance based units granted based on 115% of target levels. Alternatively, provide us with your analysis as to why such revisions are not required.

The actual amount of cash distributed with respect to 2013 by Northern Tier Energy LP (the “Company”) was $242.5 million, based on the per unit distribution of $2.63 per unit paid to unit holders for fiscal year 2013, which is calculable from the quarterly distributions table set forth on page 70 of the Form 10-K.  This equated to achievement at 115% (as interpolated using a curve with $198 million as the target metric resulting in 100% performance achievement and $350 million as the metric resulting in the maximum 150% performance achievement) of the 2013 Financial Condition (as defined in the Form 10-K) under the performance-based restricted units issued to each of Messrs. Hank Kuchta, Chet Kuchta, Bonczek and Mullins.  We note that the 2013 Financial Condition is based upon cash distributed with respect to 2013 (which was

Securities and Exchange Commission
June 24, 2014

distributed in the second through fourth quarters of 2013 and the first quarter of 2014), and not cash distributed in 2013.

At 115% of target, the named executive officers will have the opportunity to vest in the following number of restricted units: 33,109 for Mr. Hank Kuchta, 24,518 for Mr. Chet Kuchta, 12,259 for Mr. Bonczek and 10,626 for Mr. Mullins.  These restricted units are eligible to vest over three years with the first vesting date beginning on January 1, 2015, as reflected by the vesting schedule described on page 118 of the Form 10-K.

Pursuant to Item 402(c)(2)(v) of Regulation S-K and Instruction 3 thereto, the Summary Compensation Table for 2013 included on page 120 of the Form 10-K disclosed the grant date fair value of the performance-based restricted units granted in 2013 to the Company’s named executive officers computed in accordance with FASB ASC Topic 718.  The performance-based restricted units were granted on May 20, 2013, at which time the level of achievement of the 2013 Financial Condition was unknown.  In accordance with Instruction 3 to Item 402(c)(2)(v) of Regulation S-K and as stated in footnote 4 to the Summary Compensation Table for 2013 included in the Form 10-K, the grant date fair value of the performance-based restricted units computed in accordance with FASB ASC Topic 718 was calculated based on achieving the probable level of target (100%) performance metric (i.e., the probable outcome of the performance condition with respect to the restricted units), multiplied by the closing trading price on the grant date of May 20, 2013 of $27.07.

For these reasons, the Company respectfully believes that revisions to the Summary Compensation Table for 2013 included in the Form 10-K are not required.

**********************

Securities and Exchange Commission
June 24, 2014

In connection with this response, I acknowledge, on behalf of the Company, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (203) 244-6495.

Sincerely, NORTHERN TIER ENERGY LP By Northern Tier Energy GP LLC Its General Partner /s/ David Bonczek David Bonczek Executive Vice President and Chief Financial Officer

cc:	David L. Lamp, Northern Tier Energy LP
Melissa M. Buhrig, Northern Tier Energy LP
Maurice Blanco, Davis Polk & Wardwell LLP
Patrick Larson, Deloitte & Touche LLP
Michael O’Riordan, PricewaterhouseCoopers LLP